HOGAN & HARTSON
L.L.P.

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

May 17, 2004

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following document in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

Relevant Fact dated May 7, 2004

The enclosed document is furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed document shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

dlw 5/19

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira

BELGO
Grupo Arcelor

COMPANHIA SIDERÚRGICA BELGO-MINEIRA

RELEVANT FACT

We hereby announce that our subsidiary company BELGO-MINEIRA URUGUAY S.A. (BMU) today (i) converted into shares its Convertible Tradable Bonds (ONCs - Obrigações Negociáveis Conversíveis) issued in May 2001 by Acindar Industria Argentina de Aceros S.A. (ACINDAR), and (ii) exercised its option to purchase all Class A and B common shares owned by the Acevedo Group.

The shares covered by this option and those resulting from the conversion of the ONCs will be transferred to another subsidiary company, BMP SIDERURGIA S.A. (BMPS), which will hold 326,097,815 Class A and B common shares issued by ACINDAR, representing some 66% of its capital, including the current stake, with Belgo thus consolidating Acindar.

The additional price to be paid for exercising the option is some US$ 14,500,000, payable in 3 (three) equal and successive annual installments, with the first falling due in 2009 with interest at the LIBOR rate from year-end 2005 onwards.

Belo Horizonte, May 7, 2004

Marcos Piana de Faria
Director, Finance & Investor Relations